Exhibit 1.01

Masimo Corporation
Conflict Minerals Report
For the Calendar Year Ended December 31, 2014
This Conflict Minerals Report (this “Report”) is being filed in compliance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the calendar year ended December 31, 2014; and pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd- Frank Act”). Rule 13p-1requires companies to publicly disclose certain information relating to their use of “Conflict Minerals” that originated in the Democratic Republic of Congo or an adjoining country (collectively, the “DRC Countries”) that may be contributing to human rights abuses, if those minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by those companies. Rule 13p-1 requires companies to report whether Conflict Minerals that originated in the DRC Countries exist in their supply chains. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten.
During a registrant’s supply chain review, if it is determined that Conflict Minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the registrant, the registrant is required to perform, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding those Conflict Minerals. The purpose of the inquiry is to determine whether any of the Conflict Minerals originated in the DRC Countries or from recycled or scrap sources. This report is not subject to an independent private sector audit pursuant to the adopting release for Rule 13p-1 issued by the Securities and Exchange Commission.
Company Overview
Masimo Corporation (“Masimo”, “we”, “us” or “our”) is a leader in global medical technology that develops, manufactures and markets a variety of noninvasive monitoring technologies. Our mission is to improve patient outcomes and reduce the cost of care by taking noninvasive monitoring to new sites and applications.
Our core business is measure-through-motion and low-perfusion pulse oximetry monitoring, known as Masimo Signal Extraction Technology® (“SET®”) pulse oximetry. Our product offerings have expanded significantly over the years to also include noninvasive optical blood constituent monitoring, optical organ oximetry monitoring, electrical brain function monitoring, acoustic respiration monitoring and optical gas monitoring. In addition, we have developed the Root® patient monitoring and connectivity platform, the Radical-7® bedside and portable patient monitor and the Radius-7™ wearable wireless patient monitor. We have also developed the Patient SafetyNet remote patient surveillance monitoring system, which currently allows up to 80 patients to be monitored simultaneously through a central station or remotely by care providers through their pagers or smart phones.
Our solutions and related products are based upon our proprietary Masimo SET® and rainbow® algorithms. These technologies are incorporated into a variety of product platforms depending on our customers’ specifications. In addition, we provide our technologies to original equipment manufacturers (“OEMs”) in a form factor that is easy to integrate into their patient monitors, defibrillators and infant incubators.
We provide our products directly and through distributors and OEM partners to hospitals, emergency medical service providers, physician offices, veterinarians, long term care facilities and consumers.

We maintain offices throughout the world, including but not limited to the United States, Europe, Asia, and the Middle East. We were incorporated in California in May 1989 and reincorporated in Delaware in May 1996. Our principal executive offices are located at 52 Discovery, Irvine, CA 92618.
Product Overview
We develop, manufacture and market patient monitoring products and related technologies that incorporate a monitor or circuit board, sensors, including proprietary single-patient use, reusable and ReSposable® sensors, and patient cables. In addition, we offer remote alarm/monitoring solutions, software and connectivity solutions.
Materials and Supply Chain Overview
During 2014, Masimo determined that certain of its products may contain Conflict Minerals due to the anticipated presence of these minerals in parts obtained from suppliers or from the use of Conflict Minerals in the manufacturing processes employed by Masimo. Masimo is not a vertically integrated manufacturer, does not make direct purchases of raw ore or unrefined Conflict Minerals from the DRC Countries and is, therefore, several levels removed from the actual mining of Conflict Minerals. As a results, in order to comply with Rule 13p-1, Masimo relies upon our suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including the sources of Conflict Minerals that are supplied to them from sub-tier suppliers. We have adopted responsible sourcing of minerals requirements with our Conflict Minerals Policy and our suppliers are expected to provide Conflict Minerals sourcing information to us in accordance with such policy. A copy of our Conflict Minerals Policy is available on our website at http://www.masimo.com/pdf/code/MasimoConflictMineralsPolicy.pdf.
Reasonable Country of Origin Inquiry (“RCOI”)
After our initial assessment that certain supplier parts may contain Conflict Minerals, Masimo conducted a supplier and parts based risk assessment to determine which suppliers/parts were “in scope” for the RCOI survey. Through this process, Masimo ultimately identified 439 suppliers that provided components and/or materials which are included in the products that Masimo offers to our customers. The RCOI was intended to determine which Masimo-utilized parts contain Conflict Minerals and whether those Conflict Minerals originated in DRC Countries. Masimo asked suppliers to provide information regarding: (1) the Conflict Minerals contained in each of the parts supplied by that supplier, and (2) the source of those Conflict Minerals, including smelter or refinery information and the location of mines. These suppliers were asked to complete the Electronic Industry Citizenship Coalition Conflict Free Sourcing Initiative (“EICC-CFSI”) Conflict Minerals Reporting Template (ver. 3.02). Due to the breadth and complexity of our products and supply chain, we expected that it would take significant time for many of our suppliers to collect and verify the origin of Conflict Minerals in the products they supply to us. While this has proven to be true, Masimo has made significant progress over last year’s survey, with resultant higher quality and more in-depth responses from our supplier base. In addition, Masimo has offered training on the Conflict Minerals reporting requirements of the Dodd-Frank Act to our suppliers via four separate webcasts over two days.
Of the 439 suppliers that were surveyed in 2014, Masimo has received responses from 313 suppliers, 289 of which have completed a Conflict Minerals Reporting Template (“CMRT”) and/or provided a declaration, and 24 of which acknowledged our survey request but requested additional information related to Masimo’s purchasing activity. Of the 289 suppliers that completed a CMRT or provided a declaration, 109 declared DRC Countries Conflict Free, 90 were undeterminable, 75 were out-of-scope, and 15 provided partial responses such that their status remains unknown. Masimo is continuing to work with our suppliers that were either non-responsive or provided incomplete or partial responses to our requests in order to obtain a satisfactory response.
Due Diligence Process
Masimo has implemented a due diligence process regarding the source and chain of custody of our Conflict Minerals. We have designed our due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework. Our due diligence process includes:

1.	Adopting a Conflict Minerals Policy. As previously stated, a copy of our Conflict Minerals Policy is available on our website at http://www.masimo.com/pdf/code/MasimoConflictMineralsPolicy.pdf.

2.
Establishing a governance model to oversee the implementation and ongoing management of the Conflict Minerals Compliance Program. Masimo’s governance structure includes resources responsible for the implementation, documentation, reporting, and oversight of the Conflict Minerals Compliance Program. The governance structure consists of an Executive Steering Committee (“ESC”) and Core Team. The ESC oversees the Conflict Minerals Compliance Program and will update, as necessary, Masimo’s Board of Directors. The ESC sponsors and monitors the Core Team in its efforts to execute the Conflict Minerals Compliance Program. The Core Team consists of representatives from Masimo’s business and corporate functions and manages the due diligence and risk management of Masimo’s suppliers. Core Team responsibilities include updating processes and procedures, as well as implementing the Conflict Minerals Compliance Program to meet the Masimo’s objectives.

3.
Submitting the EICC-CFSI Conflict Minerals Reporting Template to suppliers of parts/materials potentially containing Conflict Minerals. This template includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers and provides a standardized method for Masimo to use in the collection of representations, statements, and data from Masimo’s suppliers relative to the presence, use, source, and chain of custody of Conflict Minerals in supplier parts that are used in Masimo’s products. Responses are reviewed for completeness, reasonableness and consistency.

4.
Comparing smelters identified in the reporting templates against the list of smelter facilities that have been identified as “conflict free” by the EICC-CFSI Conflict Free Sourcing Initiative (“CFSI”). The CFSI is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the DRC Countries.

5.
Providing mechanisms to report violations of Masimo’s policies. We have mechanisms in place that enable employees, suppliers and others to report violations of Masimo’s policies. Grievances may be brought to the attention of the Compliance Officer by written correspondence on a confidential basis. This grievance mechanism is published on our website at: http://www.masimo.com/aboutmasimo/codeofconduct.htm.

Risk Mitigation - Improvement Program
Masimo is committed to further improving our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI CMRT and continuing our outreach efforts in order to further develop transparency in our supply chain and mitigate the risk that Masimo’s use of Conflict Minerals benefits or finances armed groups. The steps that Masimo will take in calendar year 2015 to further this commitment include:

1.	Continue to work with our suppliers that provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2015;

2.
Request information and supporting data from each supplier providing parts to Masimo that are subject to 2015 reporting requirements by utilizing the EICC-CFSI Conflict Minerals Reporting Template (ver 4.0); and pursuing a completed template response that identifies the originating smelter and mine;

3.	Continue to follow our due diligence process to review and validate supplier responses that are obtained in support of Masimo’s Conflict Minerals reporting;

4.	Provide our Conflict Minerals Policy to suppliers in connection with our EICC-CFSI Conflict Minerals Reporting Template - based supplier inquiry process for 2015;

5.
Integrate Conflict Minerals transparency requirements into our supplier qualification and evaluation process, which includes the requirement for suppliers to disclose their Conflict Minerals status and policy via the Masimo Supplier Self-Assessment form;

6.
Integrate Conflict Minerals supplier information and data collection/retrieval into Masimo automated systems to support supply chain transparency, internal audit efficiency and conflict free sourcing efforts;

7.
Encourage our suppliers to purchase materials from audited, conflict-free smelters and determined whether the smelters that were used to process these minerals were validated as conflict-free as part of the Conflict-Free Smelter Program; and

8.	Evaluate whether to add a Conflict Minerals disclosure clause to our purchase order standard terms and conditions and to our current and future supplier agreements.
Product Description
A list of parts used in Masimo monitor, printed circuit board and sensor products for which Masimo surveyed suppliers for Conflict Mineral content or Conflict Mineral use in production is attached as Exhibit A. Despite the due diligence efforts undertaken by Masimo to date, the smelters and refineries used to process the Conflict Minerals used in Masimo’s products, and the countries of origin of those Conflict Minerals, remains predominantly unknown. Therefore, we are currently unable to provide such information in this Report.
Conflict Minerals Status Analysis and Conflict Status Conclusion
We do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or to identify the facilities used to process those Conflict Minerals. Accordingly, Masimo has reasonably determined that each of our products that contain Conflict Minerals is currently “DRC conflict undeterminable”, as defined in Rule 13p-1.

Masimo Corporation Conflict Minerals Report
Exhibit A
Description of Masimo Corporation’s 2014 Products (Parts/Supplies)

Product Description

▪	Electronic Parts, Assemblies and Components

▪	Cables, Cable Harnesses and Wires

▪	Power Supplies

▪	Printed Circuit Assemblies

▪	Displays/Monitors

▪	LEDs

▪	Solder

▪	Batteries